                                                                 Exhibit 99.11


FOR IMMEDIATE RELEASE


                  RAMSAY YOUTH SERVICES, INC. AWARDED JUVENILE
                           JUSTICE PROGRAM IN FLORIDA


CORAL GABLES, FLORIDA, APRIL 13, 2000 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) announced today that it has been awarded a contract by the Florida Department of Juvenile Justice to operate the Southern Glades Youth Camp, a 62-bed residential conservation program for moderate-risk boys, ages 14 to 19 located in Florida City, Florida. The contract is expected to generate over $1.9 million in annual revenue.

Commenting on the new contract, Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc. stated, "We are extremely pleased to be working with the Florida Department of Juvenile Justice on this program that provides juveniles academic, vocational, conservation and environmental work related services."

Ramsay Youth Services, Inc. is a leading quality provider and manager of treatment, education and community-based programs for at-risk, troubled and special needs youth. The Company has operations in 9 states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information.



Contact:   Isa Diaz
           Vice President Corporate Relations
           (305) 569-4626